

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2023

Marshini Moodley
President and Chief Executive Officer
Rayont Inc.
228 Hamilton Avenue, 3rd Floor
Palo Alto, CA 94301

      Re: Rayont Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2022
           Filed December 29, 2022
           Form 10-Q for the Quarterly Period Ended March 31, 2023
           Filed May 15, 2023
           File No. 000-56020

Dear Marshini Moodley:

      We have reviewed your May 30, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2023 letter.

Form 10-K for the Fiscal Year Ended June 30, 2022

General, page 1

1.   We continue to defer all outstanding comments in our letters dated April 24, 2023 and May 19, 2023 until the amendments are filed.

Form 10-Q for the Quarterly Period Ended March 31, 2023
Unaudited Consolidated Financial Statements for the Three and Nine Months Ended March 31, 2023
Note 20. Subsequent Events, page F-28

2.   Regarding the sale of your Australian subsidiaries to a related party, Ali Kasa, for total consideration of USD 3,346,903, please revise future filings to remove the reference to the transaction being accounted for as if it is an arms length transaction. While it does not appear that the entities are under common control, the transaction should be identified and reflected as a related party transaction. Reference 850-10-50-5 which states that transactions involving related parties cannot be presumed to be carried out on an arm's-length basis.   Future filings should include the disclosures required by 850-10-50-1 for all related party transactions.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services